JEFFREY G. KLEIN, P.A.

2600 North Military Trail, Suite 270

Boca Raton, Florida 33431

Telephone: (561)997-9920	Telefax: (561)241-4943

November 2, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Cybrdi, Inc.

FILE NO.

000-09081

Dear Mr. Rosenberg:

The following information is supplied in response to the Commission’s letter dated September 26, 2006. All of these changes will be incorporated in an amended Form 10-K to be filed with the Commission as soon as the information is available.

1.

Please provide the quarterly information required by Item 302 of Regulation S-K.

Response:

The following table sets forth the quarterly financial information of the Company:

Fiscal 2005	Quarterly period ended
	3/31/2005	6/30/2005	9/30/2005	12/31/2005

Net revenues	$358,329	$399,550	$315,000	$354,920
Gross profit	305,710	335,642	262,000	244,609
Net income	90,053	103,647	80,000	(268,572)
Net income per common share:
Basic & Diluted	—	—	—	—

Fiscal 2004	Quarterly period ended
	3/31/2004	6/30/2004	9/30/2004	12/31/2004

Net revenues	357,475	368,382	393,000	414,186
Gross profit	303,313	291,753	306,000	299,077
Net income	105,727	104,382	129,000	149,724
Net income per common share:
Basic & Diluted	—	—	—	—

2.

Please provide a report that opines on the year ended December 31, 2003, as this report now appears to only opine on the years ended December 31, 2005 and 2004.

Response:

A copy of the consent will be forwarded under separate cover and filed with the amended Form 10-k.

3.

Please clarify your disclosure that the amounts of weighted average shares outstanding had been “restated to show the recapitalization”, as the amounts for 2003 and 2004 do not appear to include the shares in the reverse acquisition with Cybrdi Maryland that occurred in 2005. Please clarify for us why this is appropriate or restate your financial statements and related disclosures to include these shares in the 2003 and 2004 amounts.

Response:

The amounts of weighted average shares outstanding for 2003 and 2004 will be restated to show the recapitalization transaction in 2005 for consistent presentation.

4.

Please disclose how you accounted for the acquisition of an 80% interest of Chaoying Biotech. As you acquired it through the exchange of 99% of your shares to the existing shareholders of Chaoying Biotech, please address whether it was treated as a reverse acquisition. If you instead accounted for it as a business combination under SFAS 141, please provide the relevant disclosures required by its paragraphs 51 through 57.

Response:

The acquisition was treated as a reverse acquisition and will include disclosure to show how the Company accounted for the acquisition.

5.

Please disclose your policy for recognizing the proceeds of government grants, including how you determine when you have satisfied any conditions of the grant and the period over which the proceeds should be recognized.

Response:

The government grants were awards given to the Company after successfully completing certain product development projects and the grants were recognized as income upon receipts of the awards. An accounting policy on government grants will be included in the amended Form 10-K.

6.

Please file the Forms 10-Q for the quarterly periods ended March 31 and June 30, 2006, file Forms 12b-25 for the Form 10-Q or tell us why you do not need to file these Forms.

Response:

The Company filed its quarterly report for the period ended March 31, 2006 on Form 10-QSB with the Securities and Exchange Commission on October 19, 2006. With the filing of this quarterly report, the Registrant has chosen to become a small business filer.

The Company expects to file its quarterly report for the period ended June 30, 2006 no later than November 10, 2006 subject to receipt of executed certifications. No Form 12b-25 was filed at the filing date for either of these reports as there was no reasonable expectation that the report could be filed within any prescribed filing deadlines. The Company is aware of its ongoing reporting obligation and every attempt will be made to file on a timely basis or within any prescribed extension period.

This letter has been reviewed by the Company’s officers. . The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

•

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further comments regarding any of the foregoing, please do not hesitate to contact the undersigned.

Sincerely,

Jeffrey G. Klein